UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35322

WPX ENERGY, INC.

(Exact name of registrant as specified in its charter)

333. W. Sheridan Ave.

Oklahoma City, OK 73102-5015

(405) 235-3611

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

6.000% Senior Notes due 2022

8.250% Senior Notes due 2023

5.250% Senior Notes due 2024

5.750% Senior Notes due 2026

5.250% Senior Notes due 2027

5.875% Senior Notes due 2028

4.500% Senior Notes due 2030

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value:	1
6.000% Senior Notes due 2022:	29
8.250% Senior Notes due 2023:	58
5.250% Senior Notes due 2024:	100
5.750% Senior Notes due 2026:	120
5.250% Senior Notes due 2027:	139
5.875% Senior Notes due 2028:	128
4.500% Senior Notes due 2030:	142

Pursuant to the requirements of the Securities Exchange Act of 1934, WPX Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WPX ENERGY, INC.

Date: January 28, 2021	By:	/s/ Jeffrey L. Ritenour
Name: Jeffrey L. Ritenour
Title: Vice President